EXHIBIT 3.1

INTERMETRO COMMUNICATIONS, INC.

CERTIFICATE OF DESIGNATION

BEFORE ISSUANCE OF CLASS OR SERIES

             There is hereby designated a Series B Preferred Stock.  The number of authorized shares of Series B Preferred Stock is 4,250,000.  This Certificate of Designation replaces and supersedes the prior Certificate of Designation governing Series B Preferred Stock. The rights, preferences, restrictions and privileges of the Series B Preferred Stock are as follows:

I.           Dividends

The holders of the Series B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, a dividend equal to its pro rata share of dividends declared on the Common Stock, calculated as if the Series B Preferred Stock was converted into Common Stock at the Series B Conversion Price as of the dividend record date as provided in Section III of this Certificate of Designation.

II.           No Voting Rights

Except as otherwise prescribed by law, the holders of Series B Preferred Stock shall not have any voting rights.  The Common Stock into which each share of Series B Preferred Stock is convertible under Section III will have voting rights equivalent to other Common Stock.

III.           Conversion into Common Stock

(a)           Right to Convert.  Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.00  by the then effective Series B Conversion Price (as defined below).  The conversion price applicable to the Series B Preferred (the "Series B Conversion Price") shall initially be $0.15. The Series B Conversion Price is subject to adjustment as provided in Section III(c).  Fractional shares of Common Stock will not be issued and upon a conversion will be rounded down to the nearest whole number.  Other than as provided in Section IV or V, the Company has no right to require a conversion of any of the shares of Series B Preferred Stock.

(b)           Mechanics of Conversion.  In order to exercise the conversion privilege, a holder shall give written notice to the Company stating that such holder elects to convert one or more shares of Series B Preferred Stock and the number of such shares to be converted.  If less than all shares of Series B Preferred Stock are converted, a new certificate for such remaining shares of Series B Preferred Stock will be issued by the Company, and the prior certificate will be voided.  Shares of Series B Preferred Stock so converted will be deemed to have been converted immediately prior to the close of business on the date of receipt of such notice, even if the Company’s stock transfer books are at that time closed, and such holder will be treated for all purposes as the record owner of the shares deliverable upon such conversion as of the close of business on such date.  The issue of Common Stock certificates on conversion shall be made without charge to the holder for any tax in respect of the issue thereof, except taxes, if any, on the income of the holder.  The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in any name other than that of the holder.

(c)           Adjustments of Conversion Price for Certain Diluting Issuances, Splits and Combinations.  The Series B Conversion Price shall be subject to adjustment from time to time as follows:

(i)           Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock below the Conversion Price.  If, at any time the Company issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section III(c)(i)(C)) without consideration or for a consideration per share less than the Series B Conversion Price in effect immediately prior to such issuance, then and in such event, the Series B Conversion Price shall be reduced, concurrently with such issue, to a price equal to the consideration per share (calculated to the nearest hundredth of a cent) at which such Additional Shares of Common Stock were issued (or deemed issued); provided, however, that notwithstanding anything in this Certificate to the contrary, the Series B Conversion Price shall at no time be reduced to less than $0.05 due to any adjustment pursuant to Sections III(c)(i); provided further, that such $0.05 minimum conversion price shall be adjusted in the same manner that the Series B Conversion Price is adjusted pursuant to Section III(c)(ii).

(A)           Special Definitions.  For purposes of this Section III, the following definitions shall apply:

(1)           "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(2)           "Original Issue Date" shall mean the date on which the first share of Series B Preferred is issued by the Company.

(3)           "Convertible Securities" shall mean instruments of indebtedness or securities convertible into or exchangeable for Common Stock including without limitation, the Series A2 Preferred and the Series B Preferred.

(4)           "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or deemed to be issued pursuant to Section III(c)(i)(C) below) by the Company after the Original Issue Date, other than as follows:

(I)           Common Stock issued upon conversion of shares of Series A2 Preferred or Series B Preferred;

(II)           shares of capital stock, or Options to purchase such shares of capital stock issued to officers, directors, employees of and consultants and advisors to the Company for services or to companies or other entities in joint ventures or other commercial transactions other than financings;

(III)           as a dividend or other distribution on the Series A2 Preferred or the Series B Preferred, or any other event for which adjustment is made pursuant to Section III(c)(ii), III(d) or III(e);

(IV)           upon the exercise or conversion of Options or Convertible Securities that were outstanding prior to the Original Issue Date;

(V)            capital stock, or Options to purchase capital stock, issued to financial institutions, debt holders, lenders or lessors in connection with bona fide commercial credit arrangements, equipment financings, commercial property leases, extensions of credit, payments for outstanding debt, licensing transactions or similar transactions, the terms of which have been approved by the Board of Directors;

(VI)           capital stock or Options to purchase capital stock issued for consideration other than cash in connection with bona fide acquisitions, mergers, consolidations or similar transactions, the terms of which have been approved by the Board of Directors;

(VII)           Common Stock issued or deemed issued as a result of a decrease in the Series B Conversion Price under this Certificate;

(VIII)           if the holders of at least 76% of the Series B Preferred then outstanding, acting together as a single class, agree in writing that such shares shall not constitute Additional Shares of Common Stock;

(IX)           shares of Series B Preferred issued by the Company for consideration of no less than $1.00 per share plus warrants;

(X)           Common Stock or Options issued or deemed issued pursuant to any rights or agreements outstanding as of the Original Issue Date;

(XI)           shares of capital stock, or Options to purchase such shares of capital stock that are issued by the Company to finders, brokers or underwriters in connection with the provision of services, capital raising transactions or issued in an underwritten public offering; or

(XII)           by way of dividend or other distributions on securities referred to in subsections (I) through (XI) above.

(B)           No Adjustment of Conversion Price.  No adjustment in the Series B Conversion Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by the Company is less than the Series B Conversion Price in effect immediately prior to such issuance.

(C)           Deemed Issue of Additional Shares of Common Stock.  If the Company at any time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of any holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options for Convertible Securities, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(1)           no further adjustment to the Series B Conversion Price shall be made upon the subsequent issue of Convertible Securities, or shares of Common Stock issued upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)           if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, or increase or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, then the Series B Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(3)           upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities that have not been exercised, the Series B Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(I)           in the case of Convertible Securities or Options for Common Stock, the only additional shares of Common Stock issued were shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefor was the consideration actually received by the Company for the issuance of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issuance of all such Convertible Securities that were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange, and

(II)           in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options and the consideration received by the Company for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company upon the issuance of the Convertible Securities with respect to which such Options were actually exercised; and

(4)           no readjustment pursuant to this Section III(c)(i)(C) shall have the effect of increasing the Series B Conversion Price to an amount which exceeds the lesser of (x) the Series B Conversion Price on the original adjustment date, or (y) the Series B Conversion Price that would have resulted from any other adjustment to the Series B Conversion Price pursuant to this Section III between the original adjustment date and such readjustment date, and no readjustment shall affect Common Stock issued on conversion of the Series B Preferred prior to such readjustment.

(D)           Determination of Consideration.  For purposes of this Section III(c), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1)           Cash and Property.  Such consideration shall:

(I)           insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company prior to amounts paid or payable for accrued interest and prior to any commissions or expenses paid by the Company;

(II)           insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the board of directors; and

(III)           if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received for the Additional Shares of Common Stock, computed as provided in subsections (I) and (II) above, as determined in good faith by the board of directors.

(2)           Options and Convertible Securities.  The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section III(c)(i)(C) in respect of Options and Convertible Securities shall be determined by dividing:

(I)           the total amount, if any, received or receivable by the Company as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Option or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(II)           the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(ii)           Adjustments for Stock Dividends, Combinations or Splits.  If the outstanding shares of Common Stock are subdivided, by stock split or otherwise, into a greater number of shares of Common Stock without a corresponding subdivision of the Series B Preferred, or if the Company shall declare or pay any dividend on the Common Stock payable in shares of Common Stock without a corresponding dividend to holders of Series B Preferred (to the extent permitted), then the Series B Conversion Price in effect prior to such event shall be proportionately decreased upon the occurrence of such event.  If the outstanding shares of Common Stock are combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of Common Stock without a corresponding combination or consolidation of the Series B Preferred, then the Series B Conversion Price in effect prior to such event shall be proportionately increased upon the occurrence of such event.

(d)           Adjustments for Other Distributions.  If the Company fixes a record date for the determination of holders of Common Stock entitled to receive any distribution payable in securities of the Company other than shares of Common Stock (excluding any distribution in which the the Series B Preferred participates on an as-converted basis, and any distribution for which adjustment is otherwise made pursuant to this Section III), then in each such case provision shall be made so that the holders of the Series B Preferred receive upon conversion, in addition to the Common Stock issuable upon conversion of their shares, the property or other securities of the Company that they would otherwise have received had their shares of the Series B Preferred been converted into Common Stock immediately prior to such event and had they thereafter retained such securities, subject to all other adjustments called for during such period under this Section III.

(e)           Adjustments for Reclassification, Exchange and Substitution.  If the Common Stock is changed into the same or a different number of shares of any other class or series of stock, whether by capital reorganization, reclassification or otherwise (other than an Acquisition or Asset Transfer under Section VI and events for which adjustment is made pursuant to Sections III(c)(ii) or 3(d) above), the Series B Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization, reclassification or change, be adjusted such that the Series B Preferred shall be convertible into, in lieu of the Common Stock which the holders thereof would otherwise have been entitled to receive, a number of shares of such other class or series of capital stock equivalent to the number of shares that such holders would have been entitled to receive in such reclassification, capital reorganization or change for the number of shares of Common Stock that the holders would have been entitled to receive upon conversion of their Series B Preferred immediately prior to such reclassification, capital reorganization or change.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section III with respect to the rights of the holders of Series B Preferred after the capital reorganization to the end that the provisions of this Section III (including adjustment of the Series B Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred) shall be applicable after such event and be as nearly equivalent as practicable.

 (f)           Certificate as to Adjustments.  The Company, at its expense, shall promptly compute any Series B Conversion Price adjustments and provide each holder of Series B Preferred a certificate describing such adjustment and showing in detail the facts upon which such adjustment is based.  If requested in writing by any holder of Series B Preferred, the Company shall provide such holder a certificate describing any Series B Conversion Price adjustments, the current Series B Conversion Price and the amount of Common Stock or other property issuable upon conversion of the shares of Series B Preferred.

(g)           Notices of Record Date.  If the Company shall propose at any time:

(A)           to declare any dividend or distribution upon its Common Stock other than a distribution payable solely in Common Stock;

(B)           to offer for subscription pro rata to the holders of any class or series of its capital stock any additional shares of capital stock of any class or series or other rights;

(C)           to effect any reclassification or recapitalization of its Common Stock; or

(D)           to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up;

Then, in connection with each such event, the Company shall send to the holders of the Series B Preferred:

(1)           at least twenty (20) days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (C) and (D) above; and

(2)           in the case of the matters referred to in (C) and (D) above, at least twenty (20) days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

 (h)           Reservation of Stock Issuable Upon Conversion.  The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred, in addition to such other remedies as shall be available to the holder of such Series B Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

IV.           Optional Redemption

The Company may redeem, at the Company’s sole and absolute discretion, all or any portion of the Series B Preferred Stock at any time after December 31, 2014, to the extent that the Series B Preferred Stock has not otherwise been redeemed or converted, by paying cash equal to the Liquidation Preference.  If a partial redemption is made, it will be made among all of the holders of the Series B Preferred Stock on a pro rata basis in proportion to each holder's relative percentage ownership of the total outstanding shares of Series B Preferred Stock.

In order to exercise its right to require a redemption, the Company, at its sole and absolute discretion, will give a written notice to the holders of the Series B Preferred Stock of the Company's election to cause a redemption (the “Redemption Notice”).  The Redemption Notice, which will be provided not less than 30 days prior to the earliest date of the proposed redemption, will designate the percentage of outstanding Series B Preferred Stock to be redeemed.  If less than all of the Series B Preferred Stock evidenced by a certificate is redeemed, then upon the surrender of said certificate, a new certificate of Series B Preferred Stock for the remaining shares of said Series B Preferred Stock will be issued by the Company.  The Company will pay the redemption price to the holder of the Series B Preferred Stock of the Company within 90 days following the date of the Redemption Notice.  In the case of a proposed redemption of the Series B Preferred Stock, a holder of the Series B Preferred Stock may exercise his conversion right provided for in Section III of this Certificate of Designation within 30 days after the date of the Redemption Notice, which will be deemed to occur upon the mailing, sending or otherwise delivering of the Redemption Notice to the holder of the Series B Preferred Stock.

V.           Company’s Optional Automatic Conversion Right

The Company may require, at the Company’s sole and absolute discretion, the conversion of the then-outstanding shares of Series B Preferred Stock into shares of Common Stock, in the event of a “Future Securities Issuance.”  A “Future Securities Issuance” for purposes of this Section V is defined as a public or private offering of shares or other placement of shares of Common Stock or Convertible Securities by the Company in one or more related transactions for aggregate consideration of $5,000,000 or more.  The Series B Preferred Stock shall be converted into shares of Common Stock at the then Series B Conversion Price.  In the event of a required conversion under this Section V, the Company will provide not less than 30 days prior notice to all holders of Series B Preferred Stock, and the conversion shall be deemed for all purposes to have occurred, automatically and without the need for any action on behalf of such holders, on the date of the consummation of the Future Securities Issuance.

VI.           Liquidation Preference

(a)           In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, a preference (the "Liquidation Preference"), whether from capital surplus or earnings, in the amount of $1.25 per share in cash plus payment of all accrued but unpaid cumulative dividends, if any, pari passu with the Series A2 Liquidation Preference and before any payment or declaration and setting apart for payment of any amount is made with respect to the Common Stock of the Company.  If the assets of the Company available for distribution to its shareholders are insufficient to pay the full Liquidation Preference to holders of the Series A2 Preferred Stock and Series B Preferred Stock, such holders of said Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable with respect to the shares held by them upon distribution if all amounts payable with respect to said shares were paid in full.

After payment of the Liquidation Preference to the holders of the Series A2 Preferred Stock and Series B Preferred Stock and the payment of any other distributions that may be required with respect to any other series of preferred stock, the Company’s remaining assets, if any, shall be distributed ratably to the holders of the Common Stock, the holders of the Series A2 Preferred Stock, and the Series B Preferred Stock on as as-if converted basis in accordance with Section III, and the holders of any other series of outstanding preferred stock in accordance with the terms of such preferred stock.

(b)           In addition to the liquidation, dissolution or winding up of the Company referred to above, the following events shall be considered a liquidation under this Section VI:

(i)           any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the outstanding shares of the Company are exchanged for securities or other consideration issued by or on behalf of the acquiring corporation or as a result of which the shareholders of the Company immediately prior to such transaction hold less than 50% of the equity securities of the surviving or resulting corporation, excluding any consolidation or merger effected exclusively to change the domicile of the Company, any other internal reorganization, and any consolidation or merger affected exclusively with an entity that has no meaningful business or operations for the purpose of creating a public market for the Company’s Common Stock (an “Acquisition”); or

(ii)           a sale, lease or other disposition of all or substantially all of the assets of the Company to a third party (an “Asset Transfer”).

In any of such events, if the consideration received is other than cash, its value will be deemed to be its fair market value as determined in good faith by the Board of Directors.

VII.           Notices

Any notice required by the provisions hereof to be given to the holders of shares of Series B Preferred Stock shall be deemed given: (i) when personally delivered to such holder; (ii) five business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid; or (iii) one business day after confirmed delivery on a notice mailed via Federal Express or other expedited mailing system, and in the case of delivery pursuant to clauses (ii) and (iii), addressed to each holder of record at his address appearing on the books of the Company.